Jessica L. Thomas, CFO
325 Washington Ave Ext,
Albany, NY 12205
+1-800-342-2203
+1-518-218-2511
jthomas@mtiinstruments.com

December 22, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re: Mechanical Technology, Incorporated
      Response to SEC Comment Letter
      Dated December 8, 2020
      Amendment No. 1 to Registration Statement on Form 10
      Filed November 25, 2020
      File No. 000-06890

Ladies and Gentlemen:

This letter is in response to your comments in letter dated December 8, 2020. For your convenience, the comments set forth in your letter are set forth below, followed by the Company’s responses.

Financial Statements for the Three and Nine Months Ended September 30, 2020
Note 1. Nature of Operations, page F-6

1.  Please refer to our prior comment 3. Based upon your net income for the year ended December 31, 2019, it appears that your acquisition of Giga Watt is significant to your financial statements. Please respond to the following:

i.   Revise to clearly describe your accounting for the acquisition under ASC 805, including whether it is an asset acquisition or business acquisition. Additionally, it remains unclear why an acquisition that you indicate will provide the cornerstone of your new cryptocurrency mining operation is comprised only of leasehold improvements. Please adequately explain.

a.   As described in the Registration Statement, EcoChain, Inc. acquired certain assets of Giga Watt, Inc. (“Giga Watt”) from Giga Watt’s Chapter 11 Trustee in Giga Watt’s bankruptcy case in the United States Bankruptcy Court Eastern District of Washington. As EcoChain did not obtain control of Giga Watt or its cryptocurrency mining business, this transaction was not a business combination as defined in ASC 805 but rather solely an acquisition of assets. EcoChain did not continue GigaWatt’s prior business or integrate such prior business with its own business, but rather used the assets so purchased to start its own, new cryptocurrency mining business. In particular, the fair value of the Giga Watt assets EcoChain acquired was allocated to the leasehold improvements that allowed EcoChain to establish the base of its cryptocurrency

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infrastructure and quickly begin its own cryptocurrency mining operations. Among other things, EcoChain did not acquire any of Giga Watt’s liabilities, purchase any of its accounts receivable, or allocate any of the purchase price of such assets to goodwill or to Giga Watt’s intellectual property assets (the latter of which was acquired solely as a defensive measure, as discussed further in paragraph (iv) below). As a result, pursuant to ASC 805-10-55-5A, the assets that EcoChain acquired from Giga Watt is not considered a “business” as “substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets.” Therefore, this transaction did not constitute a “business combination” as defined in ASC 805-10-20.

In our next (post-effective) amendment to the Registration Statement, we intend to add the following new second sentence of the third paragraph of page F-6: “EcoChain purchased these assets from Giga Watt’s Chapter 11 Trustee in its bankruptcy case in the United States Bankruptcy Court Eastern District of Washington. Company management did not consider the assets EcoChain purchased from Giga Watt to constitute a “business” as substantially all of the fair value of the gross assets acquired is concentrated in a group of similar identifiable assets. Therefore, management did not consider the acquisition of such assets to be a “business combination” as defined under ASC 805.

b.  With respect to your comment regarding the assets acquired from Giga Watt forming the cornerstone of the Company’s new cryptocurrency mining operation but being comprised solely of leasehold improvements, we note that, in addition to the acquisition of the leasehold improvements, EcoChain also entered into three separate lease assignment agreements that provided EcoChain the necessary space to establish its own cryptocurrency mining operation. The leasehold improvements, along with the lease agreements themselves, are what management considered to form the “cornerstone” of its new operations as it allowed EcoChain to set up the baseline infrastructure to establish its own cryptocurrency mining operation quickly and efficiently.

ii.  We also noted your disclosure on page F-8 that you are assuming certain contractual obligations of Giga Watt related to existing leases and utility power supply as part of the acquisition. Please tell us how you have recorded these obligations as part of your purchase accounting.

a.  The Company recorded a right of use asset and the related liability with respect to the existing leases as required by ASC 842.

b.  We did not record the utility power supply as an obligation because the relevant agreement provides the Company the right to cancel the agreement and hence the power supply company’s provision of utility services at any time, with no prior notice, no penalties, and without any further obligation upon providing notice of termination. As there was and is no commitment on the Company’s part with respect to the utility power supply, we do not consider this an obligation and did not record it as such.

iii. Explain how you recorded the intellectual property and other property acquired as part of your purchase accounting.

a.  As discussed above, we did not consider EcoChain’s purchase of the Giga Watt assets a business combination as defined in ASC 805, and the entire purchase price was allocated to the leasehold improvements. We determined there was no value deemed pertaining to the intellectual property of Giga Watt. While EcoChain did purchase certain intellectual property of Giga Watt pursuant to the “Intellectual Property Assignment Agreement” filed as exhibit 10.35 to the Registration Statement, this was done solely for completeness and out of defense for the brand. Management further determined that the Giga Watt, Inc. brand was impaired due to the bankruptcy process and thus the acquired intellectual property was held and was assigned no value. For the “other property” acquired through this purchase of assets, see our response in Section (ii) above.

iv. Lastly, tell us how you concluded you did not need to provide audited financial statements of the acquiree under Rule 8-04 of Regulation S-X. In doing so, provide us with the results of your significance tests. If significant, please note that it would also be necessary to provide pro forma information pursuant to Rule 8-05 of Regulation S-X.

a.  Rule 8-04 of Regulation S-X governs the financial statements of businesses acquired or to be acquired that must be provided in Securities and Exchange Commission filings. As discussed above, we did not deem EcoChain’s acquisition of the Giga Watt assets to be an acquisition of a business and, therefore, do not consider such acquisition to be a business combination as defined in ASC 805. Therefore, we do not believe that Rule 8-04 of Regulation S-X is applicable to the Giga Watt transaction.

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We believe that the registration statement is responsive to your comments. If we can be of assistance in facilitating the staff’s review, please contact the undersigned at (518) 218-2511 or jthomas@mtiinstruments.com.

Sincerely,
/s/ Jessica L. Thomas
Jessica L. Thomas
CFO